MONTHLY REPORT - May, 2011
                             Global Macro Trust

                        STATEMENT OF INCOME AND EXPENSE



                                                    This Month    Year to Date

Income:
   Gain (loss) on trading of futures, forward
      and option contracts:
      Realized gain (loss) on closed contracts    $ (16,693,588)    24,748,209
   Change in unrealized gain (loss) on open         (32,735,000)   (15,467,469)
         contracts

   Net gain (loss) from U.S. Treasury
      obligations:
      Realized gain (loss) from U.S. Treasury                 0         38,951
         obligations
      Change in unrealized gain (loss) from U.S.        (35,143)        60,249
         Treasury obligations

    Interest income                                     206,489      1,105,217

    Foreign exchange gain (loss) on margin             (126,864)        90,864
       deposits
                                                   ------------   ------------
Total: Income                                       (49,384,106)    10,576,021

Expenses:
   Brokerage commissions                              4,774,235     24,374,315

   Management fee                                        46,192        191,960

   20.0% New Trading Profit Share                      (300,460)         1,385

   Custody fees                                             252         41,858

   Administrative expense                               189,097        937,801
                                                   ------------   ------------
Total: Expenses                                       4,709,316     25,547,319

Net Income (Loss) - May, 2011                 $     (54,093,422)   (14,971,298)

                  STATEMENT OF CHANGES IN NET ASSET VALUE

                                      Managing        Unit
                                       Owner         Holders          Total
Net Asset Value (678,173.991       $ 11,644,535     918,145,094    929,789,629
   units) at April 30, 2011
Addition of 6,121.333 units on            1,033       8,462,286      8,463,319
   May 1, 2011
Redemption of (9,200.102) units               0     (11,872,015)   (11,872,015)
   on May 31, 2011*
Net Income (Loss) - May, 2011          (617,020)    (53,476,402)   (54,093,422)
                                   -------------  -------------   ------------

Net Asset Value at May 31,
2011 (675,289.425 units inclusive
of 194.203 additional units) 	   $ 11,028,548     861,258,963    872,287,511
                 	           =============  =============  =============

		  GLOBAL MACRO TRUST May 2011 UPDATE

            May   Year to Date     Net Asset                    Net Asset
Series       ROR          ROR       Value per Unit      Units        Value
--------- ----------  ------------  --------------   -----------  -------------
Series 1    (5.83)%      (1.86)%      $   1,289.76    654,399.210  $ 844,018,000
Series 2    (4.49)%      (0.11)%      $   1,349.05        111.972  $     151,055
Series 3    (4.48)%      (0.02)%      $   1,352.59     20,247.496  $  27,386,514
Series 4    (5.30)%       0.96 %      $   1,379.08        530.747  $     731,942


* Series 1 Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


To the best of my knowledge and belief,
the information contained herein is
accurate and complete.

   /s/ Harvey Beker
   Harvey Beker, Co-chief Executive Officer
   Millburn Ridgefield Corporation
   Managing Owner
   Global Macro Trust




			   Millburn Ridgefield Corporation
				411 West Putnam Avenue
				Suite 305 Greenwich
			       Connecticut 06830-6233



				   June 6, 2011


Dear Investor:


When markets have made a sustained move in one direction, it does not necessarily take much to send them in a highly correlated move sharply in the opposite direction. From day 1 of May, there were several factors that might have contributed to such a reversal. Perhaps the initial trigger was the sharp increase in silver margin requirements that led to an abrupt selloff in precious metals. On the growth front, news that China, India and several other emerging markets were tightening monetary policy hurt outlooks and dampened the enthusiasm for equities and commodities alike. Further, weak U.S. employment data and heightened European debt worries also played into growth concerns. These factors, in combination, caused a movement out of the "risk-on" trades that had been profitable in April. Whatever the proximate cause, the dollar moved up sharply and commodity prices, which had been supported by the weak dollar, plummeted. Global equities, particularly emerging markets, also weakened.

The portfolio as a whole was down in May, with each of currencies, commodities and equity indices sectors posting losses. Meanwhile, interest rates fell in the major developed countries on economic weakness and safe-haven buying, and the Trust's positions in U.S., Australian, Canadian, British and Japanese interest rate futures were profitable.

Currency trading was a significant contributor to the month's loss.
Short U.S. dollar positions against the euro and other European currencies, and against the currencies of Australia, Canada, Columbia, Israel, India, Singapore, Turkey and South Africa, were unprofitable. Long positions in the New Zealand dollar versus the dollar and yen generated a small profit.

The decline in global equities generated moderate losses on long positions in European, U.S., Australian and Korean index futures.

Energy was the biggest losing commodity sector as prices dropped sharply from recent highs. Long positions in Brent and WTI crude oil, heating oil, gas oil and gasoline (RBOB) were unprofitable.

In metals, the media has made much of the retreat in precious metals and long silver had the biggest loss among the metals, but several long industrial metal positions including aluminum and nickel generated larger losses than the Trust's long gold positions.

Agricultural commodities generated a small loss. Long positions in arabica coffee, cocoa, soybeans and live cattle were unprofitable.




					Very truly yours,

					Millburn Ridgefield Corporation
					 Harvey Beker, co-Chairman
					 George E. Crapple, co-Chairman